PAUL, WEISS, RIFKIND, WHARTON & GARRISION LLP
                                  Alder Castle
                                 10 Noble Street
                                 London EC2V 7JU
                                 United Kingdom



                                                                November 1, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Cecilia D. Blye, Chief

Ladies and Gentlemen:

         On behalf of PetroKazakhstan Inc., an Alberta corporation ("PKZ" or the "Company"), and in response to a letter (the "Letter"), dated September 14, 2005, from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission"), we hereby submit to you responses to the Letter relating to the Company's annual report on Form 40-F for the fiscal year ended December 31, 2004 (the "Annual Report"). Pursuant to the Staff's request, additional information is being provided regarding the Company's current, previous and proposed operations in, or contacts with, Iran.

         Please note that a letter to the Commission from the Company attached as ANNEX A hereto contains the required "Tandy" waiver and the other undertakings requested in the Letter.

BACKGROUND

         The Company is a vertically integrated, international energy company engaged in the acquisition, exploration, development and production of oil and gas and the refining and sale of oil and refined products in the Republic of Kazakhstan. On October 26, 2005, the Company concluded a previously announced Plan of Arrangement pursuant to which the Company became an indirect wholly-owned subsidiary of CNPC International Ltd., an indirect wholly-owned subsidiary of China National Petroleum Corporation. Upon the consummation of the Plan of Arrangement, the common shares of the Company were delisted from trading on the Toronto Stock Exchange, the New York Stock Exchange, the London Stock Exchange and the Frankfurt Stock Exchange. The Company intends to file a Form 15 with the Commission to deregister the common shares under Section 12(b) of the Securities Act of 1933, as amended.

DEALINGS WITH IRAN

         The Company has advised us of the following:

         The Company has no investments in Iran and has no present intention of investing in Iran in the future. As described in greater detail below, the Company's only transactions within Iran are pursuant to a swap agreement, which has been suspended since October 22, 2004, and limited sales of refined products to end-customers. Due to the size and nature of these transactions, the Company believes that such transactions did not constitute a material investment risk to its shareholders.

         SWAP AGREEMENT WITH IRAN

         In April 2003, the Company, through its indirect wholly-owned subsidiary PetroKazakhstan Marketing Ltd. ("PKZ Marketing"), entered into a swap agreement (the "Swap Agreement") with Naftitran Intertrade Company Limited ("NICO"), operating on behalf of the Iranian Government. Under the terms of the Swap Agreement, the Company is to supply a minimum of 500,000 metric tons and a maximum of 1,000,000 metric tons of crude oil per year to the Tehran refinery. The Company also pays a swap fee based on the amount of oil delivered under the Swap Agreement. In exchange for these shipments of crude oil to the Tehran refinery, the Company receives an equal amount of Iranian light crude oil at vessels nominated by the Company at certain Iranian export terminals on the Persian Gulf. This crude oil is then exported to Japan. The Swap Agreement became effective January 2004.

         As disclosed in the Annual Report, shipments of crude oil under the Swap Agreement first began in January 2004 and continued through July 2004. During this period, the Company was forced to reduce, and ultimately suspend, shipments under the Swap Agreement due to the fact that the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan ("MEMR") began to restrict the Company's exports to Iran. In August 2004, the MEMR eventually blocked all of the Company's shipments of crude oil to Iran. The Company challenged the suspension of export quotas in court, but was not successful. On October 22, 2004, the Company notified NICO that a "force majeure" event had occurred and that it would be unable to meet its obligations under the Swap Agreement.(1) Although the Company did receive a quota to ship crude oil to Iran in January 2005, it has not made any subsequent shipments of crude oil since that time. As of this date, the Swap Agreement remains suspended.

         In conjunction with the Swap Agreement, the Company, through PKZ Marketing, also entered into a Transportation Contract, dated June 2, 2003, with The Railways of the Islamic Republic of Iran. The Transportation Contract was intended to facilitate delivery of crude oil under the Swap Agreement. Due to the suspension of

--------
(1) The Company's joint venture, Turgai Petroleum, was provided with export quotas to Iran, but at a reduced level. Even with this additional quota, the Company was unable fulfill its obligations under the Swap Agreement.

the Swap Agreement described above, payments under the Transportation Agreement have been negligible. To date, the Company has paid an aggregate of US$8.772 million under the Transportation Agreement.

         The Company believes that the transactions with Iran pursuant to the Swap Agreement are both quantitatively and qualitatively immaterial to shareholders. During 2004, the Company delivered 1.907 millions of barrels of crude oil under the Swap Agreement and paid an aggregate of US$1,715,948.45 in swap fees compared to total production of 55.30 millions of barrels of light/medium crude oil and total revenues of US$1.6 billion. During the brief resumption of shipments in January 2005, the Company delivered 0.368 millions of barrels. In addition, such swap agreements are common in the petroleum industry as a means of maximizing the sales price for crude oil, while minimizing the distance and cost of transportation.

         The recent acquisition of the Company under the Plan of Arrangement by an indirect subsidiary of China National Petroleum Corporation makes it unlikely that shipments will resume under the Swap Agreement in the future as exports are likely to be transported to China.

         SALES OF REFINED PRODUCTS

         The Company sells limited amounts of gasoline and liquified petroleum gas to end-customers located in Iran. This customer is Asia Business Company. These sales are based upon frame agreements, and sales volumes under these agreements are negotiated monthly. Sales of these refined products are prepaid. For the year ended December 31, 2004 and the six months ended June 30, 2005, sales under these agreements amounted to US$184,647.32 and US$2,349,114.01, respectively. The Company does not sell refined products into Iran to distributors.

                                      * * *

         The Company's transactions with Iran are immaterial from both a quantitative and qualitative perspective. The Company does not have any investments in Iran or any plans to make investments in Iran, and is not aware of any plans of the new owner, CNPCI, to have the Company make investments in Iran in the future. As discussed above, the amounts paid by the Company pursuant to the Swap Agreement and the sales of refined products are immaterial in terms of production and revenues of the Company. In addition, the Swap Agreement has been suspended for approximately one year and is unlikely to take effect in the future.

         Should you have any questions or require any further information, please do not hesitate to contact me at +44-020-7376-1601.

                                    Regards,

                                    /s/ Mark S. Bergman
                                    ---------------------
                                    Mark S. Bergman


cc.      Anthony R. Peart
              PETROKAZAKHSTAN INC.

                                                                         ANNEX A



                              PETROKAZAKHSTAN INC.
                      Suite 1460 Sun Life Plaza North Tower
                               140-4th Avenue S.W.
                       Calgary, Alberta, Canada AO T25 3N3

November 1, 2005



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-7010

ATTENTION:  Cecilia D. Blye, Chief

            Re: Response Submitted in the Matter of PetroKazakhstan Inc.'s 2004 40-F for Fiscal Year Ended December 31, 2004

Ladies and Gentlemen:

                  On behalf of PetroKazakhstan Inc. (the "Company"), I hereby acknowledge that:

     1. the Company is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2004 (the "Filing");

     2. comments by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

     3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,

                                       /s/ Anthony R. Peart
                                       -------------------------
                                       Anthony R. Peart
                                       Senior Vice-President and General Counsel